QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.01

XCEL ENERGY INC.

STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

Thousands of Dollars

	12 Months Ended 9/30 2000	12 Months Ended 9/30 1999	1999	1998	1997	1996	1995
Earnings:
Net Income	$536,350	$620,581	$570,933	$624,330	$388,242	$546,880	$557,288
Add:
Income Taxes	269,085	211,923	179,673	240,391	230,629	300,463	315,232
Fixed charges	666,116	438,008	472,364	402,608	375,176	311,033	290,766
Deduct:
Undistributed equity in earnings of unconsolidated affiliates	202,779	29,887	67,926	56,953	36,532	26,365	36,532

Earnings	1,268,772	1,240,625	1,155,044	1,210,376	957,515	1,132,011	1,126,754

Fixed charges:
Interest charges, excluding AFC—debt, per statement of income	627,316	399,209	433,564	369,297	352,889	309,507	290,766
Distributions on redeemable preferred securities of subsidiary trust	38,800	38,799	38,800	33,311	22,287	1,526	—

Total fixed charges	$666,116	$438,008	$472,364	$402,608	$375,176	$311,033	$290,766

Ratio of earnings to fixed charges	1.9	2.8	2.4	3.0	2.6	3.6	3.9

QuickLinks